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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                NMT Medical, Inc.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                    629294109

                                 (CUSIP Number)

                    Brian P. Bouda, Chief Compliance Officer
                            Federated Investors, Inc.
                            Federated Investors Tower
                            Pittsburgh, PA 15222-3779
                                  412-288-8634
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 20, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (11-03)



CUSIP No. 629294109

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        Federated Investors, Inc.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  Pennsylvania

Number of               7. Sole Voting Power  1,114,200
Shares Bene-            8. Shared Voting Power
ficially by.            9. Sole Dispositive Power 1,114,200
Owned by Each           10.  Shared Dispositive Power
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,114,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.23%

14. Type of Reporting Person (See Instructions)  HC

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        Voting Shares Irrevocable Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  Pennsylvania

Number of               7.       Sole Voting Power  1,114,200
Shares Bene-            8.       Shared Voting Power
ficially by.            9.       Sole Dispositive Power 1,114,200
Owned by Each           10.      Shared Dispositive Power
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)  9.23%

14. Type of Reporting Person (See Instructions)  OO

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        John F. Donahue.
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  Pennsylvania

Number of               7. Sole Voting Power
Shares Bene-            8. Shared Voting Power 1,114,200
ficially by.            9.  Sole Dispositive Power
Owned by Each           10.  Shared Dispositive Power 1,114,200
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.23%

14. Type of Reporting Person (See Instructions) IN

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        Rhodora J. Donahue
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  Pennsylvania

Number of               7. Sole Voting Power
Shares Bene-            8. Shared Voting Power 1,114,200
ficially by.            9.  Sole Dispositive Power
Owned by Each           10.  Shared Dispositive Power 1,114,200
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.23%

14. Type of Reporting Person (See Instructions) IN


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        J. Christopher Donahue.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a).
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  Pennsylvania

Number of               7. Sole Voting Power
Shares Bene-            8. Shared Voting Power 1,114,200
ficially by.            9.  Sole Dispositive Power
Owned by Each           10.  Shared Dispositive Power 1,114,200
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,114,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.23%

14. Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol
Subject Company (Company whose securities are being acquired) SC
Bank BK
Affiliate (of reporting person) AF
Working Capital (of reporting person) WC
Personal Funds (of reporting person) PF
Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol
Broker-Dealer BD
Bank BK
Insurance Company IC
Investment Company IV
Investment Adviser IA
Employee Benefit Plan or Endowment Fund EP
Parent Holding Company/Control Person HC
Savings Association SA
Church Plan CP
Corporation CO
Partnership PN
Individual IN
Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

        NMT Medical, Inc.
        27 Wormword Street, Boston, MA 02210

Item 2. Identity and Background

(a) See Row 1 of Cover Pages

(b) Federated Investors Tower, Pittsburgh, PA 15222-3779

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) See Row 6 of Cover Pages

Item 3. Source and Amount of Funds or Other Consideration

     Shares of the issuer were purchased in the amount of $6,852,722 with assets of the Federated Kaufmann Fund, a portfolio of Federated Equity Funds, and in the amount of $21,512 with assets of the Federated Kaufmann Fund II, a portfolio of Federated Insurance Series.

Item 4. Purpose of Transaction

     The shares of the issuer were originally acquired for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer. A Schedule 13G with respect to such acquisition has been previously filed. On September 20, 2004, the filing person of this Schedule 13D communicated with the issuer and its board of directors indicating the filing person's desire that the issuer explore a sale or other disposition of the company.

Item 5. Interest in Securities of the Issuer

(a)   Federated Investors, Inc.
      Amount beneficially owned: 1,114,200 - 9.23%
(b)   Sole power to vote or to direct the vote 1,114,200
      Shared power to vote or to direct the vote -0-
      Sole power to dispose or to direct the disposition 1,114,200 Shared power to dispose or to direct the disposition -0-
(c)   Not applicable
(d)   Not applicable
(e)   Not applicable

(a)   Voting Shares Irrevocable Trust
      Amount beneficially owned: 1,114,200 - 9.23%
(b)   Sole power to vote or to direct the vote 1,114,200
      Shared power to vote or to direct the vote -0-
      Sole power to dispose or to direct the disposition 1,114,200 Shared power to dispose or to direct the disposition -0-
(c)   Not applicable
(d)   Not applicable
(e)   Not applicable

(a)   John F. Donahue
      Amount beneficially owned: 1,114,200 - 9.23%
(b)   Sole power to vote or to direct the vote -0-
      Shared power to vote or to direct the vote 1,114,200
      Sole power to dispose or to direct the disposition -0-
      Shared power to dispose or to direct the disposition 1,114,200
(c)   Not applicable
(d)   Not applicable
(e)   Not applicable

(a)   Rhodora J. Donahue
      Amount beneficially owned: 1,114,200 - 9.23%
(b)   Sole power to vote or to direct the vote -0-
      Shared power to vote or to direct the vote 1,114,200
      Sole power to dispose or to direct the disposition -0-
      Shared power to dispose or to direct the disposition 1,114,200
(c)   Not applicable
(d)   Not applicable
(e)   Not applicable

(a)   J. Christopher Donahue
      Amount beneficially owned: 1,114,200 - 9.23%
(b)   Sole power to vote or to direct the vote -0-
      Shared power to vote or to direct the vote 1,114,200
      Sole power to dispose or to direct the disposition -0-
      Shared power to dispose or to direct the disposition 1,114,200
(c)   Not applicable
(d)   Not applicable
(e)   Not applicable

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SEE EXHIBIT "1" ATTACHED

The filing person is aware that other unrelated holders of shares of the issuer also believe that the issuer should explore a sale or other disposition of the company. In communications with the issuer, the filing person has indicated that this is the view of other shareholders. The filing person has no agreement, express or implied, formal or informal, with such other shareholders or with any other unrelated party with respect to shares of the issuer.


Item 7. Material to Be Filed as Exhibits

SEE EXHIBIT "2" ATTACHED

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2004
Date

By: /s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated Investors, Inc.

By: /s/John F. Donahue
Name/Title: John F. Donahue, individually and as Trustee of the Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact.

By: /s/Rhodora J. Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of the Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact.

By: /s/J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of the Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact.

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   EXHIBIT "1"

                            ITEM 6 CLASSIFICATION OF
                                REPORTING PERSONS
              Identity and Classification of Each Reporting Person


IDENTITY                                           CLASSIFICATION UNDER ITEM 6

Federated Equity Funds                             (d) Investment company registered under
                                                   Section 8 of the Investment Company Act of
                                                   1940 (15 U.S.C. 80a-8).

Federated Insurance Series                         (d) Investment company registered under
                                                   Section 8 of the Investment Company Act of
                                                   1940 (15 U.S.C. 80a-8).

Federated Equity Management Company                (e) Investment Adviser registered
        of Pennsylvania                            under section 203 of the
                                                   Investment Advisers Act of 1940

Federated Global Investment                        (e) Investment Adviser registered
        Management Corp.                           under section 203 of the Investment
                                                   Advisers Act of 1940

Federated Investors, Inc.                          (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)

FII Holdings, Inc.                                 (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)

Voting Shares Irrevocable Trust                    (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)

John F. Donahue                                    (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)

Rhodora J. Donahue                                 (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)

J. Christopher Donahue                             (g) Parent Holding Company, in accordance with Section
                                                   240.13d-1(b)(ii)(G)


Federated Investors, Inc. (the "Parent") is filing this Schedule 13D because it is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own shares of common stock in NMT Medical, Inc. (the "Reported Securities'). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora
J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have joined in filing this Schedule 13D because of the collective voting control that they exercise over the Parent. In accordance with Rule 13d-4 under the Securities Act of 1934, as amended, the Parent, the Trust, and each of the Trustees declare that this statement should not be construed as an admission that they are the beneficial owners of the Reported Securities, and the Parent, the Trust, and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities

                                   EXHIBIT "2"

                          AGREEMENT FOR JOINT FILING OF

                                  SCHEDULE 13D

     The  following  parties  hereby  agree to file  jointly  the  statement  on
Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

Federated Investors, Inc. as parent holding company of the investment advisers to registered investment companies that beneficially own the securities.

Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors, Inc.

John F. Donahue, individually and as Trustee

Rhodora J. Donahue, individually and as Trustee

J. Christopher Donahue, individually and as Trustee

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

     It is understood and agreed that the joint filing of Schedule 13D shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Date:   September 30, 2004

By:     /s/J. Christopher Donahue
Name/Title: J. Christopher Donahue, as President of Federated Investors, Inc.

By:     /s/ J. Christopher Donahue
Name/Title:    John F. Donahue, individually and as Trustee of Voting Shares
Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact.

By:     /s/    Rhodora J. Donahue
Name/Title:    Rhodora J. Donahue, individually and as Trustee as Voting Shares
Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact.

By:     /s/    J. Christopher Donahue
Name/Title:    J. Christopher Donahue, individually and as Trustee of Voting
Shares Irrevocable Trust

The number of shares indicated represent shares beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Investors, Inc. that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors and by the separate accounts' principals. All of the voting securities of Federated Investors, Inc. are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John F. Donahue, Rhodora
J. Donahue, and J. Christopher Donahue ("Trustees'). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees, and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust, and Trustees are beneficial owners (for the purposes of Sections 13(d) and/or 13(g) of the Act) of any securities covered by this statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are the beneficial owners such securities.

                                POWER OF ATTORNEY

     Each person who signature appears below hereby constitutes and appoints J. Christopher Donahue their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for them and in their names, place and stead, in any and all capacities, to sign any and all Schedule 13Ds and/or
Schedule 13Gs, and any amendments thereto, to be filed with the Securities and Exchange commission pursuant to Regulation 13D-G of the Securities Exchange Act of 1934, as amended, by means of the Securities and Exchange Commission's electronic disclosure system known as EDGAR; and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to sign and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


SIGNATURES                            TITLE OR CAPACITY

/s/John F. Donahue                    Individually and as Trustee of
John F. Donahue                       the Voting Shares Irrevocable Trust

/s/Rhodora J. Donahue                 Individually and as Trustee of
Rhodora J. Donahue                    the Voting Shares Irrevocable Trust


Sworn to and subscribed before me this 23rd day of September, 2004.

/s/Madaline P. Kelly
Notary Public
My Commission Expires: February 22, 2008